EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended
	June 30,
	2009	2008
Earnings per common share — basic (1)
Net income	$694	$686
Less: TARP CPP Preferred Dividends	(237)	—
Dividends paid and undistributed earnings allocated to participating securities	(3)	—

Net Income Available to Common Shareholders	$454	$686

Weighted average common shares outstanding	2,470,072	2,479,328

Earnings per common share	$0.18	$0.28

Earnings per common share — diluted
Net income	$694	$686
Less: TARP CPP Preferred Dividends	(237)	—
Dividends paid and undistributed earnings allocated to participating securities	(3)	—

Net Income Available to Common Shareholders	$454	$686

Weighted average common shares outstanding — basic	2,470,072	2,517,058
Effect of dilutive securities — stock options and unvested restricted stock (2)	—	37,730

Weighted average shares outstanding — diluted	2,470,072	2,554,788

Earnings per common share	$0.18	$0.27

(1)
In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted In Share Based Payment Transactions Are Participating Securities,” which clarifies that unvested stock-based compensation awards containing non-forfeitable rights to dividends are considered participating securities and therefore are included in the two-class method for calculating earnings per share. Under the two-class method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their resoective rights to receive dividends. The Company grants restricted stock to certain employees under its stock-based compensation plan. Recepients receive cash dividends during the vesting periods of these awards )i.e., including on the unvested portion of such awards). Since these dividends are non-forfeitable, the unvested awards are considered participating securities and will have earnings allocated to them.

(2)	As of June 30, 2009, there were no potentially dilutive shares except for 19,321 unvested restricted shares which are participating securities under FSP EITF 03-6-1.